UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                               SCHEDULE 13D/A

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 2)*

                               InPhonic, Inc.
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                              (Name of Issuer)

                  Common Stock (Par Value $0.01 Per Share)
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                       (Title of Class of Securities)

                                 45772G105
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                               (CUSIP Number)

                         Connie J. Shoemaker, Esq.
                            Goldman, Sachs & Co.
                             One New York Plaza
                             New York, NY 10004
                               (212) 902-1000

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        (Name, Address and Telephone Number of Persons Authorized to
                    Receive Notices and Communications)

                              November 7, 2006
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           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

*The remainder of this cover page will be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but will be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

--------------------------                          --------------------------
CUSIP No. 45772G105                                     Page 2 of 9
--------------------------                          --------------------------

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1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             THE GOLDMAN SACHS GROUP, INC.

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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |_|
                                                                      (b) |_|

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3      SEC USE ONLY

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4      SOURCE OF FUNDS

             AF

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5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                     |X|

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6      CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE

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                 7     SOLE VOTING POWER
   NUMBER OF
                             0
     SHARES
                 -------------------------------------------------------------
  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 5,705,722

                 -------------------------------------------------------------
                 9     SOLE DISPOSITIVE POWER
      EACH
                             0
   REPORTING
                 -------------------------------------------------------------
     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   5,709,722

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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             5,709,722

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12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                     |_|


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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             15.5%

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14     TYPE OF REPORTING PERSON

             HC-CO

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

                                SCHEDULE 13D

--------------------------                          --------------------------
CUSIP No. 45772G105                                     Page 3 of 9
--------------------------                          --------------------------

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1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             GOLDMAN, SACHS & CO.

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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |_|
                                                                      (b) |_|

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3      SEC USE ONLY

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4      SOURCE OF FUNDS

             WC; OO

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5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                     |X|


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6      CITIZENSHIP OR PLACE OF ORGANIZATION

             NEW YORK

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                 7     SOLE VOTING POWER
   NUMBER OF
                             0
     SHARES
                 -------------------------------------------------------------
  BENEFICIALLY   8     SHARED VOTING POWER

    OWNED BY                 5,705,722

                 -------------------------------------------------------------
                 9     SOLE DISPOSITIVE POWER
      EACH
                             0
   REPORTING
                 -------------------------------------------------------------
     PERSON      10    SHARED DISPOSITIVE POWER

      WITH                   5,709,722

------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             5,709,722

------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                     |_|

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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             15.5%

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14     TYPE OF REPORTING PERSON

             BD-PN-IA

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

This Amendment No. 2 amends certain information contained in the Schedule 13D filed on August 28, 2006, by The Goldman Sachs Group, Inc. ("GS Group") and Goldman, Sachs & Co. ("Goldman Sachs," and, together with GS Group, the "Filing Persons"), as amended by Amendment No.1 to the Schedule 13D filed on October 10, 2006 (as amended, the "Schedule 13D"), relating to the common stock, par value $.01 per share (the "Common Stock"), of InPhonic, Inc., a Delaware corporation (the "Company"). Capitalized terms used but not defined herein have the meanings previously ascribed to them in the
Schedule 13D.

ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------

          Item 4 is amended as follows:

          On November 7, 2006, the Company entered into a credit agreement (the "Credit Agreement") with Goldman Sachs Credit Partners, L.P. ("GS Credit Partners"), an affiliate of the Filing Persons, the other lenders from time to time party thereto (collectively with GS Credit Partners, the "Lenders"), and Citicorp North America, Inc., as administrative agent.

          The Credit Agreement provides for the Lenders to make loans in the aggregate amount of $100 million, subject to customary conditions, of which GS Credit Partners has agreed to lend up to $80 million. The proceeds of the loans will be used to refinance certain indebtedness of the Company, to fund repurchases by the Company of its Common Stock in an amount not to exceed $50,000,000 and for general corporate purposes and working capital needs. On November 8, 2006, the Company borrowed $75 million under the Credit Agreement, of which GS Credit Partners lent $55 million and other Lenders lent $20 million.

          Loans under the Credit Agreement bear interest at 9% per annum, payable quarterly in arrears. The aggregate principal amount of all loans outstanding is due and payable on November 7, 2011 (subject to earlier mandatory repayment after November 7, 2009 at the election of the Lenders on notice to the Company), together with all accrued and unpaid interest. The loans may be prepaid at the option of the Company at any time in a principal amount of $5,000,000 or a multiple of $1,000,000 in excess thereof. The Company is required to make prepayments from the proceeds of certain asset dispositions, certain debt issuances and receipt of cash outside the ordinary course of business.

          The Credit Agreement includes customary representations and warranties, covenants and events of default. The obligations of the Company under the Credit Agreement are guaranteed by the Company's subsidiaries and secured by a first priority security interest in substantially all of the assets of the Company and its guarantors and a pledge of the capital stock of each of the guarantors.

          In connection with the transactions contemplated by the Credit Agreement, the Company concurrently entered into a warrant agreement (the "Warrant Agreement") with Goldman Sachs, Citicorp North America, Inc., and AP InPhonic Holdings, LLC (collectively, the "Purchasers"). Under the Warrant Agreement, the Company issued to the Purchasers on November 8, 2006 warrants (the "Warrants") to purchase up to 1,250,000 shares of Common Stock, at an exercise price of $.01 per share, of which Warrants to purchase 687,500 shares of Common Stock were issued to Goldman Sachs.

          The Warrants may be exercised at any time after November 8, 2006 and prior to the close of business on November 7, 2011. The holders of Warrants will be entitled to demand registrations and customary piggyback registration rights. The foregoing description of the Warrant Agreement is qualified by reference to the complete text of the Warrant Agreement, which is filed as Exhibit 1 to this Amendment No. 2 to Schedule 13D.

ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.
          -------------------------------------

          Item 5 is amended as follows:

     (a) As of November 8, 2006, Goldman Sachs may be deemed to have beneficially owned directly an aggregate of 5,709,722 shares of Common Stock, including (i) 5,018,222 shares of Common Stock acquired in ordinary course trading activities by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group, (ii) 4,000 shares of Common Stock held in client accounts with respect to which Goldman Sachs or another wholly-owned subsidiary of GS Group, or their employees, have voting or investment discretion, or both ("Managed Accounts") and (iii) the 687,500 shares of Common Stock underlying the Warrants, representing in the aggregate approximately 15.5% of the shares of Common Stock outstanding based upon the 36,157,751 shares of Common Stock reported to be outstanding as of August 1, 2006 as disclosed in Company's most recent quarterly report on Form 10-Q for the period ended June 30, 2006 (the "10-Q") and the 687,500 shares underlying the Warrants beneficially owned by Goldman Sachs.

          As of November 8, 2006, GS Group may be deemed to have beneficially owned indirectly an aggregate of 5,709,722 shares of Common Stock beneficially owned directly by Goldman Sachs described above, representing in the aggregate approximately 15.5% of the shares of Common Stock outstanding based upon the 36,157,751 shares of Common Stock reported to be outstanding as disclosed in the 10-Q and the 687,500 shares underlying the Warrants beneficially owned by Goldman Sachs.

          In accordance with Securities and Exchange Commission Release No. 34-395538 (January 12, 1998) (the "Release"), this filing reflects the securities beneficially owned by certain operating units (collectively, the "Goldman Sachs Reporting Units") of GS Group and its subsidiaries and affiliates (collectively, "GSG"). This filing does not reflect securities, if any, beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release. The Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have voting or investment discretion, or both, and (ii) certain investment entities of which the Goldman Sachs Reporting Units acts as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Goldman Sachs Reporting Units.

          None of the Filing Persons or, to the knowledge of any of the Filing Persons, any of the persons listed on Schedule I of the Schedule 13D may be deemed to have beneficially owned any shares of Common Stock as of November 7, 2006 other than as set forth herein.

     (b) Each Filing Person shares the power to vote or direct the vote and to dispose or to direct the disposition of shares of Common Stock beneficially owned by such Filing Person as indicated on pages 2 and 3 above.

     (c) Schedule A sets forth transactions in the Common Stock which were effected during the sixty day period from September 8, 2006 through November 7, 2006 and not previously reported in the Schedule 13D, all of which were effected in the ordinary course of business of Goldman Sachs. The transactions in the Common Stock described on Schedule A were effected on the Nasdaq Stock Market, Inc., NYSE Arca or the over-the-counter market. Except as set forth on Schedule A, no transactions in the shares of Common Stock were effected by the Filing Persons or, to the knowledge of any of the Filing Persons, any of the persons listed on Schedule I of the Schedule 13D, during the past sixty days.

     (d) Except for clients of Goldman Sachs who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock, if any, held in Managed Accounts, no other person is known by the Filing Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Filing Persons.

     (e)  Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
          --------------------------------------------------------
          WITH RESPECT TO SECURITIES OF THE ISSUER.
          ----------------------------------------

          The information set forth in Item 4 above with respect to the Warrant Agreement is incorporated herein by reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          --------------------------------

           Exhibit 1 Warrant Agreement dated as of November 7, 2006, among the Company, Goldman Sachs, Citicorp North America, Inc. and AP InPhonic Holdings, LLC.

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 9, 2006

                                    THE GOLDMAN SACHS GROUP, INC.


                                    By:  /s/ Andrea Louro DeMar
                                       --------------------------------
                                       Name:  Andrea Louro DeMar
                                       Title: Attorney-in-fact


                                    GOLDMAN, SACHS & CO.


                                    By:  /s/ Andrea Louro DeMar
                                       --------------------------------
                                       Name:  Andrea Louro DeMar
                                       Title: Attorney-in-fact

                                 SCHEDULE A
                                 ----------

 Purchases    Sales    Price    Trade Date   Settlement Date
    13                  9.08    11/6/2006      11/9/2006
    15                  9.22    11/6/2006      11/9/2006
    20                  9.13    11/6/2006      11/9/2006
    20                  9.19    11/6/2006      11/9/2006
    24                  9.11    11/6/2006      11/9/2006
    76                  9.11    11/6/2006      11/9/2006
    80                  9.13    11/6/2006      11/9/2006
    80                  9.19    11/6/2006      11/9/2006
    85                  9.08    11/6/2006      11/9/2006
    85                  9.22    11/6/2006      11/9/2006
    87                  9.08    11/6/2006      11/9/2006
    97                  9.24    11/6/2006      11/9/2006
    100                 9.03    11/6/2006      11/9/2006
    100                 9.03    11/6/2006      11/9/2006
    100                 9.03    11/6/2006      11/9/2006
    100                 9.04    11/6/2006      11/9/2006
    100                 9.05    11/6/2006      11/9/2006
    100                 9.05    11/6/2006      11/9/2006
    100                 9.06    11/6/2006      11/9/2006
    100                 9.06    11/6/2006      11/9/2006
    100                 9.06    11/6/2006      11/9/2006
    100                 9.07    11/6/2006      11/9/2006
    100                 9.07    11/6/2006      11/9/2006
    100                 9.07    11/6/2006      11/9/2006
    100                 9.08    11/6/2006      11/9/2006
    100                 9.08    11/6/2006      11/9/2006
    100                 9.08    11/6/2006      11/9/2006
    100                 9.08    11/6/2006      11/9/2006
    100                 9.08    11/6/2006      11/9/2006
    100                 9.09    11/6/2006      11/9/2006
    100                 9.10    11/6/2006      11/9/2006
    100                 9.11    11/6/2006      11/9/2006
    100                 9.11    11/6/2006      11/9/2006
    100                 9.12    11/6/2006      11/9/2006
    100                 9.12    11/6/2006      11/9/2006
    100                 9.12    11/6/2006      11/9/2006
    100                 9.12    11/6/2006      11/9/2006
    100                 9.12    11/6/2006      11/9/2006
    100                 9.12    11/6/2006      11/9/2006
    100                 9.12    11/6/2006      11/9/2006
    100                 9.13    11/6/2006      11/9/2006
    100                 9.13    11/6/2006      11/9/2006
    100                 9.13    11/6/2006      11/9/2006
    100                 9.13    11/6/2006      11/9/2006
    100                 9.13    11/6/2006      11/9/2006
    100                 9.13    11/6/2006      11/9/2006
    100                 9.13    11/6/2006      11/9/2006
    100                 9.13    11/6/2006      11/9/2006
    100                 9.14    11/6/2006      11/9/2006
    100                 9.14    11/6/2006      11/9/2006
    100                 9.15    11/6/2006      11/9/2006
    100                 9.16    11/6/2006      11/9/2006
    100                 9.20    11/6/2006      11/9/2006
    100                 9.20    11/6/2006      11/9/2006
    100                 9.23    11/6/2006      11/9/2006
    100                 9.34    11/6/2006      11/9/2006
    115                 9.05    11/6/2006      11/9/2006
     2                  9.13    11/6/2006      11/9/2006
     2                  9.19    11/6/2006      11/9/2006
     6                  9.31    11/6/2006      11/9/2006
    13                  9.08    11/6/2006      11/9/2006
    20                  9.19    11/6/2006      11/9/2006
    20                  9.19    11/6/2006      11/9/2006
    24                  9.05    11/6/2006      11/9/2006
    24                  9.09    11/6/2006      11/9/2006
    24                  9.11    11/6/2006      11/9/2006
    29                  9.14    11/6/2006      11/9/2006
    47                  9.08    11/6/2006      11/9/2006
    53                  9.06    11/6/2006      11/9/2006
    76                  9.05    11/6/2006      11/9/2006
    76                  9.09    11/6/2006      11/9/2006
    76                  9.11    11/6/2006      11/9/2006
    80                  9.19    11/6/2006      11/9/2006
    80                  9.19    11/6/2006      11/9/2006
    87                  9.08    11/6/2006      11/9/2006
    91                  9.24    11/6/2006      11/9/2006
    98                  9.13    11/6/2006      11/9/2006
    100                 8.98    11/6/2006      11/9/2006
    100                 8.99    11/6/2006      11/9/2006
    100                 8.99    11/6/2006      11/9/2006
    100                 9.00    11/6/2006      11/9/2006
    98                  9.19    11/6/2006      11/9/2006
    100                 9.01    11/6/2006      11/9/2006
    100                 9.01    11/6/2006      11/9/2006
    100                 9.01    11/6/2006      11/9/2006
    100                 9.01    11/6/2006      11/9/2006
    100                 9.02    11/6/2006      11/9/2006
    100                 9.02    11/6/2006      11/9/2006
    100                 9.02    11/6/2006      11/9/2006
    100                 9.03    11/6/2006      11/9/2006
    100                 9.03    11/6/2006      11/9/2006
    100                 9.03    11/6/2006      11/9/2006
    100                 9.03    11/6/2006      11/9/2006
    100                 9.03    11/6/2006      11/9/2006
    100                 9.03    11/6/2006      11/9/2006
    100                 9.03    11/6/2006      11/9/2006
    100                 9.03    11/6/2006      11/9/2006
    100                 9.03    11/6/2006      11/9/2006
    100                 9.04    11/6/2006      11/9/2006
    100                 9.04    11/6/2006      11/9/2006
    100                 9.04    11/6/2006      11/9/2006
    100                 9.04    11/6/2006      11/9/2006
    100                 9.05    11/6/2006      11/9/2006
    100                 9.05    11/6/2006      11/9/2006
    100                 9.05    11/6/2006      11/9/2006
    100                 9.05    11/6/2006      11/9/2006
    100                 9.05    11/6/2006      11/9/2006
    100                 9.05    11/6/2006      11/9/2006
    100                 9.05    11/6/2006      11/9/2006
    100                 9.06    11/6/2006      11/9/2006
    100                 9.06    11/6/2006      11/9/2006
    100                 9.06    11/6/2006      11/9/2006
    100                 9.06    11/6/2006      11/9/2006
    100                 9.06    11/6/2006      11/9/2006
    100                 9.06    11/6/2006      11/9/2006
    100                 9.06    11/6/2006      11/9/2006
    100                 9.07    11/6/2006      11/9/2006
    100                 9.07    11/6/2006      11/9/2006
    100                 9.07    11/6/2006      11/9/2006
    100                 9.07    11/6/2006      11/9/2006
    100                 9.07    11/6/2006      11/9/2006
    100                 9.07    11/6/2006      11/9/2006
    100                 9.07    11/6/2006      11/9/2006
    100                 9.07    11/6/2006      11/9/2006
    100                 9.07    11/6/2006      11/9/2006
    100                 9.07    11/6/2006      11/9/2006
    100                 9.07    11/6/2006      11/9/2006
    100                 9.08    11/6/2006      11/9/2006
    100                 9.08    11/6/2006      11/9/2006
    100                 9.08    11/6/2006      11/9/2006
    100                 9.08    11/6/2006      11/9/2006
    100                 9.08    11/6/2006      11/9/2006
    100                 9.08    11/6/2006      11/9/2006
    100                 9.08    11/6/2006      11/9/2006
    100                 9.08    11/6/2006      11/9/2006
    100                 9.08    11/6/2006      11/9/2006
    100                 9.08    11/6/2006      11/9/2006
    100                 9.08    11/6/2006      11/9/2006
    100                 9.08    11/6/2006      11/9/2006
    100                 9.08    11/6/2006      11/9/2006
    100                 9.08    11/6/2006      11/9/2006
    100                 9.08    11/6/2006      11/9/2006
    100                 9.08    11/6/2006      11/9/2006
    100                 9.09    11/6/2006      11/9/2006
    100                 9.09    11/6/2006      11/9/2006
    100                 9.09    11/6/2006      11/9/2006
    100                 9.09    11/6/2006      11/9/2006
    100                 9.09    11/6/2006      11/9/2006
    100                 9.09    11/6/2006      11/9/2006
    100                 9.09    11/6/2006      11/9/2006
    100                 9.09    11/6/2006      11/9/2006
    100                 9.10    11/6/2006      11/9/2006
    100                 9.10    11/6/2006      11/9/2006
    100                 9.10    11/6/2006      11/9/2006
    100                 9.10    11/6/2006      11/9/2006
    100                 9.10    11/6/2006      11/9/2006
    100                 9.10    11/6/2006      11/9/2006
    100                 9.11    11/6/2006      11/9/2006
    100                 9.11    11/6/2006      11/9/2006
    100                 9.11    11/6/2006      11/9/2006
    100                 9.11    11/6/2006      11/9/2006
    100                 9.11    11/6/2006      11/9/2006
    100                 9.11    11/6/2006      11/9/2006
    100                 9.11    11/6/2006      11/9/2006
    100                 9.11    11/6/2006      11/9/2006
    100                 9.11    11/6/2006      11/9/2006
    100                 9.11    11/6/2006      11/9/2006
    100                 9.11    11/6/2006      11/9/2006
    100                 9.11    11/6/2006      11/9/2006
    100                 9.11    11/6/2006      11/9/2006
    100                 9.11    11/6/2006      11/9/2006
    100                 9.11    11/6/2006      11/9/2006
    100                 9.11    11/6/2006      11/9/2006
    100                 9.11    11/6/2006      11/9/2006
    100                 9.11    11/6/2006      11/9/2006
    100                 9.11    11/6/2006      11/9/2006
    100                 9.12    11/6/2006      11/9/2006
    100                 9.12    11/6/2006      11/9/2006
    100                 9.12    11/6/2006      11/9/2006
    100                 9.12    11/6/2006      11/9/2006
    100                 9.12    11/6/2006      11/9/2006
    100                 9.12    11/6/2006      11/9/2006
    100                 9.12    11/6/2006      11/9/2006
    100                 9.12    11/6/2006      11/9/2006
    100                 9.12    11/6/2006      11/9/2006
    100                 9.12    11/6/2006      11/9/2006
    100                 9.12    11/6/2006      11/9/2006
    100                 9.12    11/6/2006      11/9/2006
    100                 9.12    11/6/2006      11/9/2006
    100                 9.12    11/6/2006      11/9/2006
    100                 9.12    11/6/2006      11/9/2006
    100                 9.12    11/6/2006      11/9/2006
    100                 9.12    11/6/2006      11/9/2006
    100                 9.12    11/6/2006      11/9/2006
    100                 9.12    11/6/2006      11/9/2006
    100                 9.12    11/6/2006      11/9/2006
    100                 9.13    11/6/2006      11/9/2006
    100                 9.13    11/6/2006      11/9/2006
    100                 9.13    11/6/2006      11/9/2006
    100                 9.13    11/6/2006      11/9/2006
    100                 9.13    11/6/2006      11/9/2006
    100                 9.13    11/6/2006      11/9/2006
    100                 9.13    11/6/2006      11/9/2006
    100                 9.13    11/6/2006      11/9/2006
    100                 9.13    11/6/2006      11/9/2006
    100                 9.13    11/6/2006      11/9/2006
    100                 9.13    11/6/2006      11/9/2006
    100                 9.13    11/6/2006      11/9/2006
    100                 9.13    11/6/2006      11/9/2006
    100                 9.13    11/6/2006      11/9/2006
    100                 9.13    11/6/2006      11/9/2006
    100                 9.13    11/6/2006      11/9/2006
    100                 9.13    11/6/2006      11/9/2006
    100                 9.13    11/6/2006      11/9/2006
    100                 9.13    11/6/2006      11/9/2006
    100                 9.13    11/6/2006      11/9/2006
    100                 9.13    11/6/2006      11/9/2006
    100                 9.13    11/6/2006      11/9/2006
    100                 9.13    11/6/2006      11/9/2006
    100                 9.13    11/6/2006      11/9/2006
    100                 9.13    11/6/2006      11/9/2006
    100                 9.13    11/6/2006      11/9/2006
    100                 9.14    11/6/2006      11/9/2006
    100                 9.14    11/6/2006      11/9/2006
    100                 9.14    11/6/2006      11/9/2006
    100                 9.14    11/6/2006      11/9/2006
    100                 9.14    11/6/2006      11/9/2006
    100                 9.14    11/6/2006      11/9/2006
    100                 9.14    11/6/2006      11/9/2006
    100                 9.14    11/6/2006      11/9/2006
    100                 9.14    11/6/2006      11/9/2006
    100                 9.14    11/6/2006      11/9/2006
    100                 9.14    11/6/2006      11/9/2006
    100                 9.14    11/6/2006      11/9/2006
    100                 9.15    11/6/2006      11/9/2006
    100                 9.15    11/6/2006      11/9/2006
    100                 9.16    11/6/2006      11/9/2006
    100                 9.16    11/6/2006      11/9/2006
    100                 9.16    11/6/2006      11/9/2006
    100                 9.16    11/6/2006      11/9/2006
    100                 9.16    11/6/2006      11/9/2006
    100                 9.18    11/6/2006      11/9/2006
    100                 9.18    11/6/2006      11/9/2006
    100                 9.18    11/6/2006      11/9/2006
    100                 9.18    11/6/2006      11/9/2006
    100                 9.18    11/6/2006      11/9/2006
    100                 9.19    11/6/2006      11/9/2006
    100                 9.19    11/6/2006      11/9/2006
    100                 9.19    11/6/2006      11/9/2006
    100                 9.19    11/6/2006      11/9/2006
    100                 9.20    11/6/2006      11/9/2006
    100                 9.20    11/6/2006      11/9/2006
    100                 9.20    11/6/2006      11/9/2006
    100                 9.20    11/6/2006      11/9/2006
    100                 9.20    11/6/2006      11/9/2006
    100                 9.20    11/6/2006      11/9/2006
    100                 9.22    11/6/2006      11/9/2006
    100                 9.23    11/6/2006      11/9/2006
    100                 9.23    11/6/2006      11/9/2006
    100                 9.32    11/6/2006      11/9/2006
    100                 9.34    11/6/2006      11/9/2006
    100                 9.34    11/6/2006      11/9/2006
    171                 9.13    11/6/2006      11/9/2006
    200                 9.02    11/6/2006      11/9/2006
    200                 9.04    11/6/2006      11/9/2006
    20                  9.06    11/6/2006      11/9/2006
    31                  9.10    11/6/2006      11/9/2006
    48                  9.25    11/6/2006      11/9/2006
    69                  9.10    11/6/2006      11/9/2006
    85                  9.05    11/6/2006      11/9/2006
    97                  9.14    11/6/2006      11/9/2006
    98                  9.13    11/6/2006      11/9/2006
    100                 9.04    11/6/2006      11/9/2006
    100                 9.04    11/6/2006      11/9/2006
    100                 9.04    11/6/2006      11/9/2006
    100                 9.06    11/6/2006      11/9/2006
    100                 9.07    11/6/2006      11/9/2006
    100                 9.07    11/6/2006      11/9/2006
    100                 9.08    11/6/2006      11/9/2006
    100                 9.08    11/6/2006      11/9/2006
    100                 9.08    11/6/2006      11/9/2006
    100                 9.08    11/6/2006      11/9/2006
    100                 9.10    11/6/2006      11/9/2006
    100                 9.10    11/6/2006      11/9/2006
    100                 9.11    11/6/2006      11/9/2006
    100                 9.11    11/6/2006      11/9/2006
    100                 9.12    11/6/2006      11/9/2006
    100                 9.12    11/6/2006      11/9/2006
    100                 9.13    11/6/2006      11/9/2006
    100                 9.14    11/6/2006      11/9/2006
    100                 9.15    11/6/2006      11/9/2006
    100                 9.15    11/6/2006      11/9/2006
    100                 9.15    11/6/2006      11/9/2006
    100                 9.24    11/6/2006      11/9/2006
    100                 9.25    11/6/2006      11/9/2006
     2                  9.13    11/6/2006      11/9/2006
    15                  9.08    11/6/2006      11/9/2006
    20                  9.12    11/6/2006      11/9/2006
    23                  9.01    11/6/2006      11/9/2006
    31                  9.08    11/6/2006      11/9/2006
    69                  9.08    11/6/2006      11/9/2006
    77                  9.01    11/6/2006      11/9/2006
    85                  9.08    11/6/2006      11/9/2006
    98                  9.13    11/6/2006      11/9/2006
    25                  9.21    11/6/2006      11/9/2006
    100                 9.20    11/6/2006      11/9/2006
    100                 9.00    11/6/2006      11/9/2006
    100                 9.04    11/6/2006      11/9/2006
    100                 9.07    11/6/2006      11/9/2006
    100                 9.07    11/6/2006      11/9/2006
    100                 9.08    11/6/2006      11/9/2006
    100                 9.08    11/6/2006      11/9/2006
    100                 9.09    11/6/2006      11/9/2006
    100                 9.09    11/6/2006      11/9/2006
    100                 9.10    11/6/2006      11/9/2006
    100                 9.10    11/6/2006      11/9/2006
    100                 9.11    11/6/2006      11/9/2006
    100                 9.11    11/6/2006      11/9/2006
    100                 9.11    11/6/2006      11/9/2006
    100                 9.11    11/6/2006      11/9/2006
    100                 9.11    11/6/2006      11/9/2006
    100                 9.11    11/6/2006      11/9/2006
    100                 9.11    11/6/2006      11/9/2006
    100                 9.11    11/6/2006      11/9/2006
    100                 9.12    11/6/2006      11/9/2006
    100                 9.12    11/6/2006      11/9/2006
    100                 9.12    11/6/2006      11/9/2006
    100                 9.13    11/6/2006      11/9/2006
    100                 9.13    11/6/2006      11/9/2006
    100                 9.13    11/6/2006      11/9/2006
    100                 9.14    11/6/2006      11/9/2006
    100                 9.14    11/6/2006      11/9/2006
    100                 9.14    11/6/2006      11/9/2006
    100                 9.16    11/6/2006      11/9/2006
    100                 9.19    11/6/2006      11/9/2006
    100                 9.20    11/6/2006      11/9/2006
    100                 9.34    11/6/2006      11/9/2006
    180                 9.05    11/6/2006      11/9/2006

                                 Exhibit 1

                             Warrant Agreement